Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NORTEK HOLDINGS AND NORTEK COMPLETE SALE OF
PLY GEM INDUSTRIES TO CAXTON-ISEMAN CAPITAL

_____

PROVIDENCE, RI, February 12, 2004—**Nortek Holdings, Inc.** and its wholly

owned subsidiary **Nortek, Inc.** ("**Nortek**"), a leading international designer,

manufacturer and marketer of high-quality brand name building products, today

announced the completion of the sale of Ply Gem Industries, Inc. ("Ply Gem"),

Nortek's wholly-owned subsidiary, to investment vehicles associated with

Caxton-Iseman Capital, Inc. ("Caxton-Iseman"). The transaction is valued at

approximately $560 million. **Nortek** is owned by certain members of

management and Kelso and Company, L.P.

With its headquarters in Kearney, Missouri, Ply Gem manufactures and

distributes a range of products for use in the residential new construction, do-it-

yourself and professional renovation markets. Principal products include vinyl

- m o r e -

siding, windows, patio doors, fencing, railing, decking and accessories marketed under the Variform, Great Lakes, Napco, CWD and Kroy brand names. Ply Gem's 2002 net sales were approximately $509 million.

Nortek* (a wholly owned subsidiary of **Nortek Holdings, Inc.**) is a leading international manufacturer and distributor of high-quality, competitively priced building, remodeling and indoor environmental control products for the residential and commercial markets. **Nortek** offers a broad array of products for improving the environments where people live and work. Its products currently include: range hoods and other spot ventilation products; heating and air conditioning systems; vinyl products, including windows and doors, siding, decking, fencing and accessories; indoor air quality systems; and specialty electronic products.

*As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth, and product liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission.

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